Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three
	Months
	Ended
	March 31,		Years Ended December 31
	2004	2003	2002	2001	2000	1999
(Loss)/Income Before IncomeTaxes	$(91)	$(46)	$2,563	$2,523	$3,188	$2,795
Add Fixed Charges:
Interest Expense	48	81	28	40	44	29
One-third of Rental Expense	8	30	27	24	24	22
Capitalized Interest	5	11	24	25	20	12

Total Fixed Charges	61	122	79	89	88	63
Less: Capitalized Interest	5	11	24	25	20	12
Add: Amortization of Capitalized Interest	2	9	8	7	7	7

(Loss)/Earnings Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$(33)	$74	$2,626	$2,594	$3,263	$2,853

Ratio of Earnings to Fixed Charges	(1)	1	33	29	37	45

“Earnings” consist of income before income taxes and fixed charges (other than capitalized interest). “Fixed charges” consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.